June 18, 2018

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3628

Attention: Mara L. Ransom

Re:	LF Capital Acquisition Corp. (the “Company”)
Registration Statement on Form S-1
File No. 333-225029

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), we hereby join in the request of the Company that the effective date of the above-referenced Registration Statement on Form S-1 (File No. 333-225029) (the “Registration Statement”) be accelerated so as to permit it to become effective at 4:00 p.m., New York City time, on June 19, 2018, or as soon thereafter as practicable, or at such other time as the Company or its outside counsel, Venable LLP, requests by telephone that such Registration Statement be declared effective.

Pursuant to Rule 460 of the General Rules and Regulations under the Act, we hereby advise you that as of the date hereof, 1,031 copies of the Preliminary Prospectus initially dated May 18, 2018 have been distributed to prospective underwriters and dealers, institutional investors, retail investors and others.

We confirm that the underwriters participating in the offering have complied with, and will continue to comply with, the requirements of Rule 15c2-8 promulgated under the Securities Exchange Act of 1934, as amended.

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[signature page follows]

Very truly yours,

B. RILEY FBR, INC.

By:	/s/ Patrice McNicoll
Name: Patrice McNicoll
Title: Co-Head of Investment Banking

RAYMOND JAMES & ASSOCIATES, INC.

By:	/s/ Larry Herman
Name: Larry Herman
Title: Managing Directors

[Signature Page to Underwriters’ Acceleration Request Letter]